SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of January, 2021

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Code of Ethical Conduct and Integrity

Foreword from the Chief Executive Officer

We deem excellence as a moving target; our commitment is to pursue it in earnest, always. Thus, the search for excellence constantly drives the improvement in all fields within our company. Such improvement is also reflected in the pages of the Code of Ethical Conduct and Integrity of Eletrobras Companies, recently updated and upgraded. For orientating our performance, this document cannot be stationary: it must contemplate the changes to legislation and the maturity achieved by our Integrity Program (Compliance).

This is a special edition to us for representing the 10th anniversary of the first unified code of ethics for Eletrobras companies throughout the country. The updated text results from the joint action of integrity bodies and ethics committees of all Eletrobras companies, thus reinforcing the shared ethical principles and conduct commitments toward our stakeholders.

When sharing the document that delineates our trajectory with our stakeholders, this is another factor of paramount importance. This Code of Ethical Conduct and Integrity is widely disseminated among our employees – who we understand to be the company representatives in pledging our commitments – and addresses our relationship with all audiences impacting our activities and being impacted by them.

Considering that, for such code to be effective it must necessarily reach not only Eletrobras companies employees, but also suppliers, partners, customers, communities, control bodies, government, regulatory agencies, the press, shareholders, and the overall society. This foreword serves the purpose of inviting people to get to know the latest version of our code and co-engage with an ethical, responsible, and sustainable action in the provision our services, so essential to the country.

Wilson Ferreira Junior

Chief Executive Officer

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Presentation

The long-term vision of our strategic plan is to be an innovative renewable energy company, renowned for excellence and sustainability, and driven by strategic values such as respect for the individual and life, ethics, transparency, excellence, innovation, cooperation, and acknowledgement.

Once committed in disseminating a culture of ethics within companies and corporate management, the Code of Ethical Conduct and Integrity of Eletrobras Companies orientates our performance by reinforcing the ethical principles and conduct commitments sustained with our audiences.

This Code is the improvement of the first Unified Code of Ethics of Eletrobras companies, completing 10 years in 2020. Changes to legislation ~~and~~ the maturity achieved by our Integrity Program (Compliance) demanded frequent updates to the Code.

Given that society is constantly changing and the subject of ethics is eminently inured to human relations, not updating the Code would signify turning it into dead letter. For Eletrobras, such document drives the company trajectory in the search for a sustainable economic development and a respectful relationship with its stakeholders.

In this sense, we commit ourselves to update the Code of Ethical Conduct and Integrity of Eletrobras companies every 5 years regardless of the indefinite validity period, except for supervening fact or when legislative updating is required. That means to renew and reinforce the relevance of these dimensions for our business practices, besides understanding that the concepts driving our companies ethical and upstanding performance evolve, requiring constant adaptations.

Eletrobras’ integrity bodies and the ethics committees were responsible for updating and executing this Code.

This Code encompasses all members of the executive and audit committees, statutory committees, board members, employees, representatives, third parties, interns, and young apprentices of our companies. Moreover, the contracts, partnerships, covenants, terms or agreements (including shareholders’ agreements) of suppliers, service providers, and Eletrobras’ representatives will contain specific clauses determining their abide by, compliance with, and enforcement of this Code of Ethical Conduct and Integrity, the Integrity Program (Compliance), and Eletrobras companies’ policies, according to the business established.

Our employees’ conduct commitments, expressed in this document, are applicable to all environments: face-to-face, remote-work, or other type of work that may arise.

All of those involved in the activities of Eletrobras companies must read and assimilate this Code.

Besides being constantly updated, the Code of Ethical Conduct and Integrity requires those submitted to it to act as its defenders; that is, to comply with the Code and safeguard the company from any deviation they become aware of, even if apparent.

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The witnessing of situations that may constitute non-conformance must be responsibly reported to the Eletrobras companies reporting channels alongside with due evidence, detailing the attitudes or practices that do not comply either with this Code guidelines, the company internal regulations, or the legislation.

The breach of any conduct principles or commitments expressed in this Code, once duly verified and proved, may result in educational or punitive sanctions, notwithstanding administrative and/or judicial measures adopted by the appropriate bodies in the case of contractual and/or legal breaches.

The consequence management policy of Eletrobras companies establishes, through regular process, administrative, disciplinary, and ethical censorship measures, as well as penalties or remediation actions as a result of the management and treatment of complaints and detected infractions. The Ethics Committees of Eletrobras companies are responsible for investigating and applying the applicable ethical sanctions.

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Summary

Ethical Principles	5

Conduct commitments	6

1. Commitments of Eletrobras companies to corporate governance	6

2. Commitments of Eletrobras companies and their employees: board members, advisors, statutory committees members, employees, third-party staff, service providers, interns, and young apprentices	8

3. Commitments of Eletrobras companies and their employees to suppliers, service providers, other partners, and clients	13

4. Commitments of Eletrobras companies to the environment and socio-environmental responsibility	14

5. Commitments of Eletrobras companies to the community	15

6. Commitments of Eletrobras companies to society, government, State, control bodies, and regulatory agencie	15

7. Commitments of Eletrobras companies to their international relations	15

8. Commitments of Eletrobras companies to business competitors	16

9. Commitments of Eletrobras companies to the press and other media outlets	16

References, Clarifications, Suggestions, Criticisms	16

Whistleblows	17

Glossary	17

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Ethical Principles

I. Human Dignity and Respect for People

Valuing life and affirming citizenship, respecting the physical and moral integrity of all people, as well as their fundamental rights to freedom, privacy, and data protection, individual differences, and social diversity in an equal, equitable, and fair manner.

II. Integrity

Being honest and upright when fulfilling commitments by ensuring coherence between discourse and practice and actively repudiating fraud or corruption of any kind in situations violating the ethical principles assumed.

III. Sustainability

Assuming environmental, economic, and social responsibility in a balanced manner, respecting the right to life of present generations and ensuring that of future ones.

IV. Transparency

Ensuring the visibility of the principles guiding Eletrobras companies decisions and actions by a clear, accurate, agile, and accessible communication, according to the limitations of the right to data protection and confidentiality of Eletrobras companies privileged or strategic information.

V. Impartiality

Ensuring that the interest of Eletrobras companies prevail over personal interests, so that decisions, actions, and resource use are based on objectivity and impartiality.

VI. Legality

Complying with the Brazilian legislation and that of countries where Eletrobras companies operate, as well as with internal norms regulating the activities of each company, conforming to Brazilian constitutional principles and international treaties to which Brazil is a party.

VII. Professionalism

Delivering an upstanding, responsible, and diligent professional performance based on social values, loyalty, and mutual respect, committed to pursuing operational excellence and developing Eletrobras companies.

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Conduct commitments

1. Commitments of Eletrobras companies to corporate governance

1.1. Making business decisions based on ethics, transparency, integrity, loyalty, impartiality, legality, and efficiency, responsibly using their economic-financial resources to reach increasing levels of competitiveness, excellence, and profitability, considering its audiences’ legitimate interests and their commitment to sustainability;

1.2. Being committed to the Mission, Vision, Values, and Strategic Objectives and to the constant pursue of excellence;

1.3. Independently managing their business to strengthen its economic-financial situation by adopting transparent policies and guidelines for investments, dividends distribution, and financial statements, protecting their assets and institutional image;

1.4. Establishing a relationship with their stakeholders based on proactive, accurate, transparent, and timely communication, promptly disclosing information to the market to avoid rumors and speculations;

1.5. Not disclosing information that may affect the company securities price and its relations with the market, consumers, and suppliers, unless authorized by the competent business authority;

1.6. Using and demanding their third-parties to use strategic information in an honest and responsible manner, grounded on professional secrecy to safeguard investors’ and other stakeholders’ rights;

1.7. Adopting transparent and democratic criteria when selecting covenants, terms, or sponsorship agreements with individuals or legal entities to promote cultural, social, sports, educational, and technological innovation activities, provided they strengthen their brand in accordance with the current legislation;

1.8 Acting in line with public interests, respecting the motivations for Eletrobras companies establishment, favoring no particular, partisan, or personal interests, both in corporate actions and decisions and in positions holding, including nepotism;

1.9. Actuating to solve conflicts of interest that may compromise the interests of Eletrobras companies or unduly influence the performance of their functions;

1.10. Prohibiting directors and members of the executive and audit committees from nominating, hiring, or appointing a spouse, partner, or relative in direct line, collaterally or by affinity, up to third degree, to assume a commissioned and trusted position or gratified function.

1.11. Prohibiting directors and members of the executive and audit committees from appointing a spouse, partner, or relative in direct line, collaterally or by affinity, up to third degree, to assume a position in the executive and audit committees or the board of directors in a special-purpose entity controlled by Eletrobras companies.

1.12. Prohibiting cross-appointments or reciprocal designations within Eletrobras companies in the situations referred to in items 1.10 and 1.11.

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1.13. Prohibiting directors and members of the executive and audit committees from appointing a spouse, partner, or relative in direct line, collaterally or by affinity, up to third degree, to occupy an internship vacancy, unless hiring is preceded by a selection process that ensures isonomy among competitors.

1.14. Prohibiting direct subordination between an employee and a spouse, partner, or relative in direct line, collateral or by affinity, until third degree;

1.15. Refusing partnerships with companies that employ child, degrading, or slave-live labor, and report the infringers;

1.16. Promoting Eletrobras companies integration based on technical criteria to foster a corporate culture with equanimity and without discrepancies;

1.17. Repudiating any form, attempt, or suspicion of corruption, bribery, kickback, inappropriate privileges or benefits, improper donations or payments, and influence peddling, besides adopting the measures proposed by the Integrity Program (Compliance) and by the policies of Eletrobras companies.

1.18. Receiving or offering no gifts, entertainment, or institutional gifts that may be considered as undue inducement or that violate the criteria for anti-corruption laws established in the Integrity Program (Compliance);

1.19. Not supporting nor contributing with representatives of elective offices, political parties, or political campaigns of candidates for elective offices on behalf of Eletrobras companies;

1.20. Opening independent channels for receiving, treating, and managing internal and external reports of non-compliance with the Code and other internal regulations of Eletrobras companies;

1.21. Disseminating the ethical principles and conduct commitments expressed in this Code;

1.22. Disseminating and monitoring the Integrity Program (Compliance) and policies of Eletrobras companies;

1.23. Issuing regulation with applicable sanctions for violations of the Code of Ethical Conduct and Integrity of Eletrobras companies.

2. Commitments of Eletrobras companies and their employees: board members, advisors, statutory committees members, employees, third-party staff, service providers, interns, and young apprentices.

2.1. Commitments of Eletrobras companies to their employees

2.1.1. Treating all employees with cordiality and respect;

2.1.2. Repudiating unlawful ethical, administrative, civil, or criminal practices, and dealing with allegations of violations to the principles and commitments established

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by this Code of Ethical Conduct and Integrity, the Integrity Program (Compliance), and policies of the Eletrobras companies.

2.1.3. Improving employees’ quality of life by promoting well-being, health, hygiene, and safety at the workplace;

2.1.4. Respecting and valuing social and cultural diversity and individual differences, providing an equitable treatment of all citizens, without social, cultural, or ethnic discrimination related to gender, age, religion, political opinion, sexual orientation, physical, psychological, and mental condition, or of any other kind;

2.1.5. Encouraging the freedom of expression and repudiating threats, blackmail, humiliation, intimidation, disqualifications, or harassment of any kind in working relationships;

2.1.6. Providing their employees with access to all functional information concerning them while protecting their personal data obtained, maintained, and processed by Eletrobras companies;

2.1.7. Disavowing child labor, sexual abuse and exploitation of children and adolescents, degrading working conditions or analogous to slavery, as well as any kind of physical, sexual, moral, or psychological violence, taking preventive measures to curb these conditions in activities concerning them, their partners, or Eletrobras companies value chain, and report the infringers;

2.1.8. Prohibiting the possession of any kind of firearm or cold weapon on the company premises, except for the exercise of legally authorized professional activities.

2.1.9. Providing reliable communication channels for employees to receive information, suggestions, references, criticisms, and reports, guaranteeing effective receiving, managing, and treatment, confidentiality, non-retaliation to whistleblowers, and the promptly responses to whistleblows.

2.1.10. Providing institutional guarantees to protect the confidentiality of employees involved in whistleblows for preserving their rights and assuring unbiased decisions;

2.1.11. Providing institutional guarantees to employees actuating in all stages of whistleblows management and handling for preserving their institutional independence and assuring unbiased decisions;

2.1.12. Valuing intellectual property and acknowledging the work developed by their employees by taking their process improvement proposals into consideration regardless of their hierarchical position.

2.1.13. Transparently and objectively adopting pre-established criteria for evaluating employees in view of their technical performance and ethical conduct, guaranteeing their right to be aware of the criteria and assessment results;

2.1.14. Creating the conditions for their employees to improve their skills, offering opportunities for functional progression while ensuring equal opportunities;

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2.1.15. Promoting annual training and awareness actions on the Code of Ethical Conduct and Integrity for their employees and administrators, and on risk management to their administrators;

2.1.16. Ensuring free trade union and the right to collective bargaining, recognizing unions, association classes, and employee representative entities as their legitimate representatives, establishing a respectful and constructive dialogue, and prioritizing collective bargaining for labor conflict resolution;

2.1.17. Providing their trainees, apprentices, and service providers with safe and healthy working conditions while at the company facilities.

2.1.18. Ensuring privacy and protection in collecting, processing, and storing the personal data of Eletrobras companies employees.

2.1.19. Fostering, among all Eletrobras companies employees, a culture of comprehension regarding the importance of personal data privacy and the knowledge on how to collect, process, and protect such data.

2.2. Commitments of employees to Eletrobras companies

2.2.1. Knowing and committing to comply with this Code of Ethical Conduct and Integrity, the Integrity Program (Compliance), and the policies and norms of Eletrobras companies.

2.2.2. Performing activities with professionalism aiming to self-improve and constantly update, thus contributing to operational efficiency and excellence;

2.2.3. Quickly and responsibly performing work tasks, fulfilling their managers’ requests;

2.2.4. Committing no unlawful act, nor perpetrate or support an act of prejudice and discrimination related to color/race, creed, physical or mental disability, ethnicity, age, gender identity, ideological or political orientation, sexual orientation, national or regional origin, social position, or any other classification protected by federal, state, municipal, or district laws or codified in international conventions such as the Universal Declaration of Human Rights; as well as any other act offensive to personal or professional dignity, harassment of any kind, or contrary to the principles and commitments of this Code, the Integrity Program (Compliance), and the policies of Eletrobras companies. Those who act accordingly to the above stated must be immediately reported to the competent channels;

2.2.5. Committing no libidinous acts, vandalism, depredation, or attitudes involving physical, verbal, or gestural violence;

2.2.6. Preserving the integrity of documents, records, registers, data, and information systems of Eletrobras companies, as well as respecting the privacy of the owners and protecting their personal data in all medias employed by the company, both physical and electronic;

2.2.7. Not disclosing or using company restricted-access data ~~for~~ personal or third-parties’ benefit;

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2.2.8. Not speaking on behalf of the company unless authorized or qualified to do so, respecting the areas responsible for media communication and press and capital market relations, and providing no false, incorrect, or confidential information;

2.2.9. Respecting the work environment and treating all employees cordially, without behaving in a manner that may hinder activities progress, thus contributing to employees’ integration and teamwork development;

2.2.10. Exercising no professional function under the influence of alcohol, illicit drugs, or other drugs that hinder one’s ability to perform activities, endangering oneself and other employees’ lives, nor possessing any kind of weapon on the company premises;

2.2.11. Participating in training and awareness actions promoted by Eletrobras companies to disseminate the culture of ethics and integrity, prevent misconduct, and avoid inadvertent violations, identifying possible problems in time to properly solve them;

2.2.12. Performing no acts that may harm Eletrobras companies image or their employees’ image and honor in any media type, including social media, such as producing and disseminating fake news or uninvestigated information;

2.2.13. Valuing a self-presentation adequate to the position held, work environment, audience, and community local culture;

2.2.14. Respecting the hierarchy by exercising their activities in a competent, diligent, honest, loyal, and fair manner, without waiving the possibility of reporting the undue behavior of any employee, regardless of the hierarchical position, using the appropriate channels;

2.2.15. Respecting intellectual property and acknowledging the work developed by colleagues regardless of their hierarchical position;

2.2.16. Conducting prior consultation, by their own means, and obtaining prior authorization from the company to publish, exhibit, or exercise professional activity in external environments, studies, research, expert opinions, and other authorial or participative works that includes company-related knowledge;

2.2.17. Ensuring physical and moral integrity of people and properties, even before the exercise of the right to strike;

2.2.18. Immediately informing the competent channels of any act or fact deviant to the public or company interests, requesting actions for its solution;

2.2.19. Communicating the competent channels of any actual or apparent conflicts of interests arising between Eletrobras companies and their professional practice, personal or third-party, regarding the guidelines established in the Integrity Program (Compliance) and policies of the Eletrobras companies;

2.2.20. Using tools, machinery, equipment, and other material and immaterial resources from Eletrobras companies in a proper, careful, rational, and sustainable manner, exclusively for work-related purposes, avoiding and combating all forms of misuse and waste;

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2.2.21. Taking advantage of no working hours, position, function, and administrative influence for self-interest or to obtain favors for themselves or third-parties;

2.2.22. Preventing managers from maintaining direct hierarchical subordination with spouse, partner, or relative in direct line, collateral or by affinity, until third degree;

2.2.23. Exercising no activity, directly or indirectly, incompatible with the duties of their position or function, including those performed in correlated areas or subjects;

2.2.24. Performing no acts for the benefit of a legal entity which includes the employee, spouse, partner, or relative in direct line, collateral or by affinity, until third degree, who may benefit from them or influence their management within Eletrobras companies;

2.2.25. Refraining from exercising regular professional activities, even informally, as a prosecutor, consultant, advisor, or intermediary of private interests in organs or entities of direct or indirect public administration at the state, federal, and municipal level, or in Eletrobras companies;

2.2.26. Conducting no political or religious publicity and advertising, nor commercial advertising, inside or outside the company premises, drawing on being an employee at Eletrobras companies;

2.2.27. Offering or accepting no gifts, privileges, payments, loans, donations, services or other forms of benefits for oneself or third parties, respecting the guidelines established in the Integrity Program (Compliance), Eletrobras companies policies and standards, and current legislation;

2.2.28. Following internal regulations in the case of invitation to travel and lodging for meeting or training, consulting the integrity instance for eventual doubts;

2.2.29. Not supporting nor contributing with representatives of elective offices, political parties, or political campaigns of candidates for elective offices on behalf of Eletrobras companies;

2.2.30. Repudiating and reporting any form or attempt of corruption, bribery, kickback, fraud, influence peddling, or nepotism to the competent channels;

2.2.31. Exercising professional management responsibilities with transparency and equanimity by guiding and motivating other employees to create a work environment which is healthy, harmonious, and prone to achieving excellence in performance and productivity, while ensuring compliance with the Code of Ethical Conduct and Integrity, the Integrity Program (Compliance) and the policies and standards of Eletrobras companies;

2.2.32. Allowing no persecutions, convictions, or personal interests to interfere with the arrangements of employees and the general public, as well as with hierarchically superior and inferior colleagues.

2.3. Commitments of Eletrobras companies in the relationship with supplementary pension entities, foundations, associations, and assistance funds;

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2.3.1. Ensuring compliance with regulations pre-established in the social security contract signed with their participants, insured, and beneficiaries; compliance with the economic/financial and actuarial balance of the respective benefit plan; and transparency in managing the sponsored private pension entities;

2.3.2. Ensuring a transparent performance of the sponsors representatives in the advisory board and audit committee of supplementary pension entities and assistance funds sponsored by Eletrobras companies;

2.3.3. Encouraging employees to participate in matters concerning the supplementary pension entity and assistance funds sponsored by them.

3. Commitments of Eletrobras companies and their employees to suppliers, service providers, other partners, and clients.

3.1. Selecting and hiring suppliers and service providers according to legal and technical criteria, quality, cost, and punctuality, demanding for commitments to ethics, corporate integrity, and economic, social, and environmental sustainability;

3.2. Rejecting practices of unfair competition, child labor, sexual abuse and exploitation of children and adolescents, forced or degrading conditions of labor, as well as any kind of physical, sexual, moral, or psychological violence, and other practices contrary to the principles of this Code of Ethical Conduct and Integrity, the Integrity Program (Compliance), and the policies of Eletrobras companies, including in their suppliers’ productive chain, reporting the infringers;

3.3. Participating in no negotiations that may benefit or advantage themselves or third parties, implicating actual or apparent conflict of interest for employees involved from either party, according to the provisions of the Integrity Program (Compliance) and the policies of Eletrobras companies;

3.4. Granting no favor or paid service to suppliers and service providers with whom they maintain a relationship due to their professional activities, according to the provisions of the Integrity Program (Compliance) and the policies of Eletrobras companies;

3.5. Treating the employees of suppliers and service providers with respect and cordiality, according to the principles of this Code;

3.6. Discouraging contractual arrangements that violate or undermine the dignity, quality of life, and social well-being of third-party employees.

3.7. Offering high-quality products and services aiming at the fully satisfaction of their clients and consumers, thus ensuring the maintenance of long-standing relationships with transparent and continuous dialogue;

3.8. Establishing and maintaining a positive and equitable relationship and communication with customers, suppliers, service providers, and other partners,

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avoiding any privilege, discrimination, corruption, and fraud, according to the ethical principles established in this Code of Ethical Conduct and Integrity, the Integrity Program (Compliance), and the policies of Eletrobras companies;

3.9. Safeguarding privacy, protecting and confidentially treating personal data and other information obtained from business relationships related to clients, suppliers, service providers, and other partners;

3.10. Safeguarding privacy and protecting personal data in case of transfer to third parties, ensuring by contractual means that the recipient implements data protection policies;

3.11. Recommending no service providers or suppliers to clients, even at their request, establishing a strictly professional communication and preserving the due exemption of employees and Eletrobras companies;

3.12. Offering or accepting no gifts, bonuses, or advantages, even if from preferential treatment to/for clients, suppliers, service providers, and other partners aligned to the businesses or interests of Eletrobras companies, according to the provisions of the Integrity Program (Compliance) and the companies policies.

4. Commitments of Eletrobras companies to the environment and socio-environmental responsibility

4.1. Complying with the principle of sustainability and committing to social development while respecting local cultures, prioritizing the use of renewable natural resources, and using economic resources in a responsible and efficient manner to serve present generations and ensure the rights of future ones;

4.2. Ensuring that all employees develop a socio-environmental awareness, contributing to environmental conservation inside and outside the company;

4.3. Minimizing the socio-environmental impacts of their activities to restore environmental balance within the physical, biological, social, and cultural aspects of their operating area;

4.4. Using the natural resources indispensable for their activities in a conscious, rational, responsible, and sustainable manner, respecting biodiversity;

4.5. Implementing actions concerning energy conservation, energy efficiency, and fight against waste for developing environmental responsibility within the areas where they operate;

4.6. Incorporating socio-environmental criteria into their management processes and their relationships with partners and suppliers;

4.7. Conducting and participating in research and development projects aiming at technology and industry, actively interacting with the academic and scientific community for a sustainable development.

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5. Commitments of Eletrobras companies to the community

5.1. Contemplating all social groups involved in new ventures stages, up to planning, to understand their expectations and needs and minimize the environmental, social, and cultural impacts within these communities;

5.2. Establishing active communication channels and dialogue with communities, building a relationship of respect for local people and cultures;

5.3. Promoting a sustainable community development by participating in the development and implementation of projects in partnership with local entities, considering their needs and expectations and respecting their diversity;

5.4. Fostering the development of places and regions where they operate by improving the quality of life of communities and preserving environmental balance of regions where their enterprises are located.

6. Commitments of Eletrobras companies to society, government, State, control bodies, and regulatory agencies

6.1. Sharing the values of respect for human rights and the principles of social justice and well-being;

6.2. Establishing active communication channels and dialogue with all audiences in a transparent, respectful, and constructive manner;

6.3. Cooperating with public authorities in the exercise of their legal powers;

6.4. Providing services responsibly and aligned with the public interest;

6.5. Encouraging their employees to involve and commit to debates and drafting proposals, including volunteer work, to enable and strengthen social projects in collaboration with public and private, governmental and non-governmental agencies;

6.6. Preventing and combating fraud and unlawful actions in relationships with public and private, national or foreign bodies and entities by means of guidelines that prohibit direct or indirect offering, promising, supplying or providing, and allowing the payment or provision of any valuable object or service by any other person or company.

7. Commitments of Eletrobras companies to their international relations

7.1. Complying with international treaties, agreements, terms, and contracts established with partner, shareholder, client, or supplier countries, ensuring a balanced and peaceful coexistence of common interests between them;

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7.2. Considering the legal systems of countries involved in partnerships in compliance with the Federal Constitution of Brazil, the ethical principles established in this Code of Ethical Conduct and Integrity, the Integrity Program (Compliance), and the policies of Eletrobras companies;

7.3. Respecting countries sovereignty when using natural resources under condominium or other partnership agreements, being aware of their relevant role in promoting economic and social development between countries;

7.4.      Safeguarding privacy and protecting personal data provided by countries or international bodies in case of international data transfer, ensuring by contractual means that the recipient implements data protection policies.

8. Commitments of Eletrobras companies to business competitors

8.1. Maintaining a civilized and independent relationship with competitors, lawfully conducting market research and faithfully disclosing information using authorized sources;

8.2. Making decisions based on their businesses interest, defending free competition norms according to the Brazilian legislation and that of countries where they operate, and repudiating, combating, and reporting anticompetitive practices according to the current regulations to ensure an upright competitive environment.

9. Commitments of Eletrobras companies to the press and other media outlets

9.1. Maintaining a respectful, transparent, and independent relationship and establishing communication channels to disclose information according to the authorization and competence level;

9.2. Providing consistent, reliable, and timely information from public interest by means of authorized sources while preserving confidential and strategic information, considering legal and legitimate business interests;

9.3. Delivering impersonal institutional advertising to ensure no personal promotion.

References, Clarifications, Suggestions, Criticisms

For reference purposes, this Code of Ethical Conduct and Integrity and the policies of the Integrity Program (Compliance) of Eletrobras companies can be accessed via intranet or internet through Eletrobras Portal (www.eletrobras.com ), at the Ethics and Transparency menu.

For clarification regarding the Code of Ethical Conduct and Integrity, consult each company Ethics Committee; as for the Integrity Program (Compliance), consult the representative of each company Integrity/Compliance area.

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For other manifestations – complimenting, complaining, requesting actions, and making suggestion – contact each company Ombudsman. This office is responsible for seeking solutions to the reported issues in partnership with the areas of the respective company while assuring the confidentiality of both demonstrators’ identity and the content of demonstrations.

Ombudsman Offices can be contacted by phone, letter, face-to-face, or registration in the Ombudsman System by accessing Eletrobras companies websites.

Whistleblows

Whistleblows of fraud, corruption, ethical deviations, and violation of the Code of Ethical Conduct and Integrity or the Integrity Program (Compliance) should be preferably made through the centralized reporting channel for all Eletrobras Companies.

The Eletrobras Whistleblower Channel is based on an external and independent platform that assures anonymity and follows all procedures for receiving, regularly referring, and monitoring deadlines, ensuring compliance with all allegations of fraud, corruption, violations of the Integrity Program (Compliance), and ethical deviations and violations of the Code of Ethical Conduct and Integrity.

The Whistleblower Channel operates 24 hours a day, 7 days per week by the hotline service 0800 377 8037, or via the link: http://www.canaldedenuncias.com.br/eletrobras/

Manifestations regarding the Code of Ethical Conduct and Integrity may also be directly and anonymously forwarded or presented to the Ethics Committee of the respective Eletrobras company through the physical and electronic addresses available on each company website.

All whistleblows are registered in the Whistleblower Channel of Eletrobras companies regardless of which reporting channel was used.

Secrecy, confidentiality, and institutional protection are guaranteed to whistleblowers in good faith and to committee members responsible for processing whistleblows of ethical, disciplinary, and fraud and corruption violations. Likewise, the company will provide mechanisms to ensure whistleblowers suffer no retaliation.

Glossary

Code of Ethical Conduct and Integrity

A Code of Ethical Conduct and Integrity is an agreement, established between people from the same institution or organization, that sets universally valid and acceptable parameters for their conduct, without harming the local identity and features.

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Ethical Principles

A principle is an action starting point. In this Code of Ethical Conduct and Integrity, ethical principles are fundamental references that inspire the ethical conduct intended for Eletrobras companies. Ethical principles inspire and justify human conduct, aiming for it to attain universal validity. The Ethical Principles of Eletrobras companies encompass the five principles of public administration enshrined in the Art. 37 of the Brazilian Constitution (1988): Morality, Legality, Impersonality, Advertising/Transparency, and Efficiency. Here, morality coincides with the entirety of the Code. Efficiency is implicit in the principle of Professionalism.

Conduct commitments

The Conduct Commitments in this Code of Ethical Conduct and Integrity are based on and arise from Ethical Principles. In establishing standard personal, professional, and organizational conducts, they embody ethical principles. They are classified into themes and embrace the most critical scenarios where ethical conduct is expected.

Ethics

The concept of "Ethics" in this Code of Ethical Conduct and Integrity refers to the field of studies and references that must inspire personal, professional, and organizational conducts so they can attain universal validity.

Moral

The concept of "Moral" in this Code of Ethical Conduct and Integrity refers to the field of studies and references that must inspire personal, professional, institutional, organizational, and national conducts, whose validity is exclusively attributed to tradition, laws, habits, and customs. Thus, such moral conducts cannot always be validated from the ethical point of view of universality.

Version approved by the resolution RES-600/2020 of the Board of Executive Officers of Eletrobras on 10/05/2020, and by the resolution DEL-173/2020 of the Board of Directors of Eletrobras on 10/29/2020.

Access restriction level: Public

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 14, 2021

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.